EXHIBIT 99.25
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                           VIKING ENERGY ROYALTY TRUST
 SECOND QUARTER INTERIM REPORT, FOR THE SIX AND THREE MONTHS ENDED JUNE 30, 2003

MANAGEMENT DISCUSSION & ANALYSIS

Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the six and three months ended June 30, 2003 and the audited consolidated financial statements and MD&A for the year ended December 31, 2002.

Increased production levels combined with high commodity prices produced strong quarterly financial results for the Trust. Viking generated cash available for distribution of $57.6 million and $29.3 million for the six and three months ended June 30 respectively, compared with cash available of $31.6 million and $17.5 million for the same respective periods in 2002. Year-to-date distributions to Unitholders were $0.70 per unit, an increase of 25% on a per unit basis when compared with $0.56 per unit in the same period last year. The excess year-to-date cash available of $4.8 million funded 35% of the capital expenditures for the first half of 2003 of $13.9 million.

PRODUCTION

Daily production was a record 18,950 BOE in the second quarter this year, in line with our forecast. Compared to the second quarter of 2002, production was 50% higher, while year to date production increased by 35% over the same period last year. Quarter over quarter production for 2003 has also increased by 26%, which is mainly due to a full quarter of the KeyWest production and a partial quarter of the Alexis Unit production. Typically, the Trust experiences production decreases in the second quarter due to spring break-up, which restricts the accessibility of service rigs to the field. This year, break-up was unusually long and also delayed capital development activity until late in the second quarter. Production from the Alexis Unit helped to reduce the weather related impact of these production interruptions. On an ongoing basis, the Trust's production mix is forecast to be 65% oil and liquids and 35% natural gas.

Oil and NGLs have increased 29% over the first quarter of 2003, which is almost entirely related to the acquisition of KeyWest. Gas volumes increased in the second quarter by 22% over the first quarter in 2003, most of which is attributable to the Eastern Gas and Bashaw properties of the KeyWest acquisition as well as the Alexis Unit properties. Going forward, the Trust will continue to pursue and prioritize capital development opportunities with its goal to stabilize production rates.


OPERATING AND INVESTOR NETBACKS
INVESTOR NETBACK PER BOE                    YTD 2003         YTD 2002      % change       Q2 2003       Q2 2002      % change
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
Sales                                        $ 37.41          $ 27.96           34%       $ 35.35       $ 29.36           20%
Royalties & Taxes                               6.90             3.78           83%          6.50          4.21           54%
Operating Expenses                              8.00             7.85            2%          7.85          7.58            4%
Abandonment reserve                             0.20             0.20           --%          0.20          0.20           --%
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OPERATING NETBACK                              22.31            16.13           38%         20.80         17.37           20%
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G&A                                             1.46             0.92           59%          1.55          0.94           65%
Management Fees                                   --             0.59        (100%)            --          0.62        (100%)
Convertible Debenture Interest                  1.16               --          100%          1.12            --          100%
Interest Expense                                1.03             0.67           54%          1.20          0.64           88%
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INVESTOR NETBACK                             $ 18.66          $ 13.95           34%       $ 16.93       $ 15.17           12%
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

SALES & PRICES

Oil prices dropped during the quarter as the Iraq government fell and some of the uncertainty of its impact on interruptions to the world oil supply subsided. West Texas Intermediate (WTI) oil prices for the quarter averaged US$28.91 per barrel, down 15% from the first quarter of 2003.

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This price decrease was also combined with an increase in the value of the
Canadian dollar relative to the US dollar, which gained nearly 8% over the first quarter of 2003 and was 11% stronger than the same period last year. A stronger Canadian dollar results in lower wellhead prices for oil. This had a significant impact of just over $3.4 million for the quarter alone on the net oil revenue realized by the Trust, or $0.04 per Trust Unit. For every $0.01 increase in the Canadian dollar, cash available for distribution per Trust Unit will decrease $0.02 per year. Viking's wellhead price for the quarter was $34.34 per barrel, a 23% decrease from the first quarter of 2003 and a 3% decrease from the second quarter of 2002. Of the Cdn$10.44 per bbl decrease from Q1 2003, the increase in the value of the Canadian dollar contributed $3.22 with the balance attributed to the drop in the WTI price. In addition, Viking's oil price differentials to Edmonton par widened slightly to approximately 85% in the second quarter. This is down from 90% in the first quarter, which is expected in the shoulder season.

The lower demand season is upon us, however, WTI oil prices are averaging US$31.00 in the wake of continuing political unrest and world events. The Trust is forecasting WTI oil prices to continue to average in the US$28.00-32.00 range for the balance of the third quarter. An ongoing volatile political climate and lower inventory levels should continue to support the oil price in the near future, offsetting the negative impact of the stronger Canadian dollar.

Natural gas prices received by the Trust in the first half of 2003, before hedging, have risen by 106% to $7.33 per Mcf compared with $3.56 per Mcf last year. However, the Trust's realized natural gas price of $6.81 per Mcf, before hedging for the second quarter, decreased approximately 15% from the 2003 first quarter price of $7.97 per Mcf. The AECO benchmark average daily spot price for the second quarter in 2003 was $6.82 per Mcf, down from an average of $8.21 per Mcf in the first quarter, reflecting the change in seasonal demand. In the third quarter, natural gas prices have softened to $5.83 per Mcf which will have a negative impact on cash flow, therefore impacting cash available for distribution.

The operating netback in the second quarter was $20.80 per BOE, a decrease of 14% from the $24.27 per BOE seen in the first quarter of 2003. However, year-to-date netbacks are $22.31 per BOE, which are 38% higher than the same period in 2002. These strong year-to-date netbacks are driven mainly by the sturdy commodity prices. Sales revenue per BOE, including hedging, increased by $5.99 per BOE, or 20%, compared to the second quarter of 2002. The majority of the increase for the second quarter is attributable to significantly higher natural gas prices over the same period last year. The overall year-to-date price gain, before hedging, of $13.22 per BOE was reduced by hedging losses of $3.24 per BOE. This compares to a hedging gain of $0.51 per BOE in 2002.

ROYALTIES & TAXES

Royalties and taxes of $6.50 per BOE for the quarter and $6.90 year-to-date are up 54% and 83% respectively over last year. These are driven by the increase in commodity prices and the higher freehold royalty properties acquired with KeyWest, producing an overall royalty rate of 16% for the Trust. In comparing the second quarter to the first quarter of 2003 on a BOE basis, royalties decreased 12%, which mirrors the drop in revenues.

OPERATING EXPENSES

Operating expenses on a BOE basis in the second quarter have dropped 4% from the first quarter of 2003 to $7.85 in the second quarter, reflecting a full quarter of KeyWest and lower power costs. Operating costs remain slightly above forecast resulting from a high number of workovers completed late in the second quarter after spring break-up. Operating costs are forecast to see a continuation of this moderately decreasing trend. However, these remain sensitive to increases in natural gas prices, which would drive electricity costs higher.

GENERAL & ADMINISTRATIVE EXPENSES

General and administrative ("G&A") costs on a BOE basis have increased by 59% to $1.46 in the first half of 2003 compared to $0.92 in the same period in 2002. G&A expenses were expected to decrease in the second quarter of 2003 with the addition of the KeyWest production for an entire quarter, however, the Trust saw an increase of $0.22 per BOE for the quarter. The main reason was due to a one-time severance cost which contributed to $0.16 of the $0.54 year-to-date increase and $0.29 per BOE of the increase in the second quarter. In addition, the contingent consideration of Trust Units to be issued as part of the internalization transaction contributed $0.05 per BOE on a year-to-date basis. The increase in G&A is more than offset by the elimination of the management fee due to the internalization of the manager, which resulted in a savings of approximately $0.80 per BOE or $2.5 million for the first six months of 2003. G&A


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expenses are expected to decrease on a per BOE basis over the remainder of the year as a result of increased production levels.

INTEREST EXPENSE & LIQUIDITY

Interest expense for the second quarter was $1.20 per BOE compared to $0.64 per BOE for the same period in 2002. The increase relates to the higher borrowing amounts related to the assumed debt from the KeyWest acquisition. In addition, the average borrowing interest rate increased from 3.92% in 2002 to 4.8% in 2003. The proceeds of $47.7 million from a public offering of Trust Units completed at the end of May was used to finance the $24.2 million asset acquisition and the balance was used to reduce debt. With the completion of the KeyWest acquisition, Viking increased its total borrowing base available to $225.0 million, up from $140.0 million at year-end. As at June 30, 2003, the Trust had total bank borrowings of $147.2 million, a decrease of $24.4 million from March 31, 2003.

This leaves the Trust with a strong balance sheet to fund the balance of the Trust's planned 2003 capital development program. The Trust's bank debt is a very manageable 1.3 times forecast 2003 cash flow.

INVESTOR NETBACK

Overall, a strong investor netback of $18.66 per BOE for the first six months of 2003 increased by 34% over 2002. Viking continued to benefit from relatively high sales netbacks and the elimination of management fees due to the internalization of the manager. This was partially offset by higher royalties, G&A and interest payments to Debentureholders. In the second quarter of 2003, investor netbacks have decreased by 19% from the first quarter relative to the softening of sales netbacks.

FUTURE INCOME TAXES & GOODWILL

The allocation of the purchase price for the acquisition of KeyWest has resulted in an increase in the future income tax liability of the Trust and an amount attributed to goodwill. The future income tax balance is determined as the amount calculated to be payable based on today's tax rate, multiplied by the difference between the fair value of the capital assets, and the tax pools estimated as at the acquisition date. This future income tax amount, when added to the purchase price, is greater than the fair value of the capital assets and results in the recording of goodwill on the balance sheet. Management will continue its review of the assets and liabilities acquired in the KeyWest acquisition, which may provide for minor changes in the allocation of the purchase price.

In the current quarter, a revision of estimated future tax rates has resulted in the recognition of a future income tax recovery of approximately $9.0 million. The revision of estimated tax rates is based on the Trust's tax structure and it's ability to provide an efficient method of distributing income to Unitholders.

CAPITAL EXPENDITURES

Total capital expenditures incurred year-to-date are $13.9 million. Of this amount, the cash portion is $12.8 million as presented in the consolidated statement of cash flows.

The capital expenditures incurred to the end of March 2003 were $6.0 million, of which the cash component was $4.4 million. In the first quarter of 2003, a successful 30-well in-fill gas-drilling program in Channel Lake was completed at a cost of approximately $1.5 million net to the Trust. The majority of the balance of the first quarter expenditures related to the Tweedie drilling program of 29 gas wells, which were tied-in and brought on production throughout the second quarter.

During the second quarter, the Trust incurred capital expenditures of $7.9 million. Late in the second quarter of 2003, three successful horizontal wells were drilled at the Bellshill Unit and brought onto production in July at a net cost to the Trust of $1.4 million. In the Bashaw area, an oil well was drilled at a net cost of $1.1 million, which was completed and brought on production early in the second quarter. A second well was drilled in the Bashaw area at a cost of $1.0 million and was also brought onto production in early July. In addition, late in the second quarter, the Trust carried out a very successful refrac and well re-activation program on 36 wells in the Eagle Lake, Whiteside and Smiley areas of Saskatchewan for a total cost to date of $1.3 million. One well was drilled in the Chin Coulee area for a total cost of


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$0.4 million. Viking also completed facility work in several areas for a total cost of $1.1 million. The balance of the costs in the second quarter related to maintenance capital in various smaller areas held by the Trust.

The Trust's entire capital budget for the year is still forecast to be in the order of $25.0 million and is focused on stabilizing the natural decline on existing properties. Currently, $4.0 million has been committed to capital development for the third quarter with the balance planned to be spent in the fourth quarter.

RISK MANAGEMENT - HEDGING PROGRAM

Viking has always had a very active hedging program aimed at stabilizing distributions by establishing support levels for commodity prices at or above the Trust's forecasts. This has been particularly important in the recent volatile market, which has been affected by political events as well as actual fundamentals. Details of the Trust's hedges are in the notes to the interim consolidated financial statements. During the three months ended June 30, 2003, the Trust realized hedging losses of $2.4 million (2002 - loss of $1.0 million) on its commodity hedges and on a year-to-date basis a loss of $9.96 million ($2002 - gain of $1.2 million). The Trust's goal is to protect a floor price of approximately US$25.00 per barrel for oil and Cdn$6.00 per Mcf for natural gas on up to 50% of its forecast production, while still leaving room for upside potential on the unhedged volumes. In the second quarter, as the price range of oil and gas averaged closer to this price range opportunity losses decreased. Viking also hedges a portion of its power usage, which resulted in a gain for the second quarter of $0.05 million (2002 - $0.03 million) and a year-to-date gain of $0.2 million compared to a loss of $0.03 million in the same period in 2002. Commodity gains or losses are reported as revenue and power hedge gains or losses are reported as part of the Viking's field operating expenses.

For the balance of 2003, the Trust has hedged 5,000 barrels per day, approximately 43% of its current oil production, using collars with an average Canadian floor price of $27.66 per barrel and an average Canadian ceiling price of $37.77 per barrel. Additionally, Viking has hedged 500 barrels per day of oil, or approximately 4% of its current oil production, at an average Canadian price of $33.04 per barrel. The Trust has also hedged an average of 11.1 MMcf per day or 27% of its forecast natural gas production at an average Canadian price of $5.94 per Mcf. A further 9.2 MMcf per day of gas, or 22% of current production, is protected through collars with an average Canadian floor price of $4.57 per Mcf and an average ceiling price of $7.17 for the balance of 2003. For 2004, the Trust has less than 10% of its overall forecast production hedged.

GOING FORWARD

The Trust has declared distributions of $0.11 per Unit to Unitholders of record for the months of July and August 2003. The August distribution will be paid on September 15, 2003 bringing 2003 year-to-date distributions declared to $0.92 per Unit, on target to meet its forecast of $1.32 per unit for 2003. Viking continues to be focused on projects that provide sustainable cash flows, supported by steady production and price protection through active hedging. With the internalization of its management and the acquisition of KeyWest completed, management of the Trust is focused on exploiting its existing property base to continue to achieve maximum Unitholder value. With the growth and opportunities from its acquisitions, strong commodity prices and a sound balance sheet through its prudent use of leverage, Viking remains committed to its goal of managing the Trust for long-term returns.


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